October 26, 2007

VIA EDGAR AND HAND DELIVERY

Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           Avis Budget Group, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-10308

Dear Mr. Morris:

We transmit herewith for the Staff’s consideration our response to the comments raised in the Staff’s comment letter dated August 21, 2007.  For your convenience, we have numbered the comments as set forth in your letter, repeated such comments as set forth in your letter and set forth our response to each comment immediately below such comment.

We are available at your convenience to discuss these matters with you.

Compensation Committee, page 8

1.
You state that the compensation committee reviews and determines CEO compensation; but that it reviews and approves compensation for other senior executives.  Please expand your disclosure to discuss the compensation committee’s differing responsibilities with respect to setting CEO and senior executive compensation.  Refer to Item 407(e)(3)(i)(B) of Regulation S-K.

RESPONSE:

In future filings we will expand our disclosure to discuss the Compensation Committee’s differing processes with respect to setting CEO and other senior executive compensation.

In particular, we expect to disclose that the Compensation Committee is responsible for the approval of compensation for all senior executive officers of the Company, including the CEO.  The difference between the process for approving compensation for the CEO as compared to the compensation of the other executive officers is that, in the case of executive officers (other than the CEO), the Committee receives and considers (but is not bound by) recommendations from the CEO and/or the Chief Human Resource Officer.

With respect to our CEO, the Compensation Committee determines corporate goals and objectives relevant to his compensation at the beginning of each fiscal year based upon, and consistent with, the Corporation’s business plan.  The Compensation Committee then evaluates our CEO’s performance against these goals and objectives at the end of the fiscal year.  The results of this performance review as well as external market data and other factors such as level of experience and responsibilities, skills and contributions, and the Company’s perceived ability to successfully replace the executive are used by the Compensation Committee to determine any changes to the CEO’s base salary and incentive target for the next fiscal year, payouts earned under the prior year’s annual incentive plan and equity grants under the Company’s long-term incentive plan.

With respect to other executive officers, the Compensation Committee reviews recommendations from the CEO and/or Chief Human Resource Officer regarding changes to base salary and annual incentive targets for the next fiscal year, payouts earned under the discretionary component of the prior year’s annual incentive plan and equity grants under the Company’s long-term incentive plan.  The recommendations include an assessment of each executive officer’s contributions and performance over the prior year as well as an assessment of the same factors used to determine the CEO’s compensation changes.  The Compensation Committee, however, has the right and ultimate authority to revise and/or approve such recommendations.  For example, in 2007, the Committee made revisions to the recommendations of the CEO and Chief Human Resource Officer regarding certain executive officers other than the CEO prior to approving 2006 annual incentive compensation for such executives.

Process for Determining Level and Mix of Executive Compensation, page 16

2.
Please revise your discussion of the functions performed by your compensation consultants to address for each consultant the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE:

In future filings we will revise our discussion of the functions performed by our compensation consultant to address the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant’s functions.

In particular, we expect to discuss that our compensation consultant, PayCraft Consulting, was retained for 2007 to provide information on compensation practices and trends in the external market and to provide feedback on compensation programs in connection with the Compensation Committee’s determination of CEO compensation and in connection with the recommendations of the CEO and the Chief Human Resource Officer with respect to compensation of other executive officers.  We also expect to disclose that the Chair of our Compensation Committee met with our compensation consultant in advance of certain of the Compensation Committee meetings and that the Compensation Committee also meets with our compensation consultant during each of the Compensation Committee meetings.

3.
You have indicated that your compensation levels are based on a survey of market data from companies that have comparable revenues.  Please identify the benchmark companies for total cash compensation and total direct compensation and discuss why those particular companies were selected from the broader industry surveys reviewed by your compensation consultant and how benchmarking information impacts the weighting of the different elements of the company’s compensation program.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  In addition, please disclose the actual percentiles for total cash compensation and total direct compensation, as well as the percentiles for their component elements (base salary, annual cash and long-term incentives).  This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:

As discussed on page 16 of our 2007 Proxy Statement, we benchmark our target total direct compensation to market data from several published national surveys.  These surveys represent data for over 1,000 companies sized according to revenue, assets and number of employees.  For 2006 and 2007, we reviewed the survey data for information solely with respect to companies that have revenue that is comparable to ours.  While the survey data includes a general list of participating companies, the survey provides information on a “no-names” basis – i.e. it does not identify by name which companies are comparable in revenue size to our company, and thus we are unable to list the benchmark companies we use for comparative purposes.  For 2008 compensation we also expect to disclose that we reviewed survey data for companies with a number of employees and an asset size that, in each case, is comparable to ours.

As disclosed on page 16 of our 2007 Proxy Statement, we will continue to identify in future filings that the above-referenced survey data are also considered to develop the weighting for the different components of compensation and expect to disclose that such survey data constitute one factor in determining the weighting for the different components of compensation and that other factors also impact this determination, including the availability of equity to make long-term incentive grants.

As disclosed on pages 16 and 17 of our 2007 Proxy Statement, we will continue to discuss in future filings where we target each element of compensation against the benchmark companies and in future filings we expect to discuss where actual payments fall compared to targeted parameters (i.e., within, or higher or lower than, target), noting, if applicable, why actual payments fall above targeted parameters.

4.
Please identify the ten public companies that serve as benchmark companies for your perquisite and benefits and stock ownership guidelines and discuss the basis for your assessment that the companies selected “operate in a like manner” to your company.

RESPONSE:

In future filings we will identify the public companies that serve as benchmark companies for our perquisite and benefits and stock ownership guidelines and discuss the basis for our assessment that the companies selected “operate in a like manner” to our company.

In particular, we expect to identify eleven public companies for 2007: Bed Bath & Beyond Inc., Continental Airlines, Inc., Dollar Thrifty Automotive Group, Inc., Hertz Global Holdings, Inc., Hilton Hotels Corporation, JetBlue Airways Corporation, Marriott International, Inc., Nordstrom, Inc., Southwest Airlines Co., Starwood Hotels and Resorts Worldwide, Inc. and US Airways Group, Inc.  For 2007, the peer group includes Hertz as its executive compensation data became publicly available following the completion of its IPO in November 2006.  We supplementally advise the Staff that if a company no longer files periodic reports disclosing compensation information, we will remove such company from this peer group.

In addition, we will disclose that the peer group includes companies outside of the car rental industry due to the small number of publicly held car rental companies.  Companies of similar revenue size to Avis Budget in the airline, hospitality and specialty retail industries were chosen because of the following common characteristics:  capital intensity, heavy emphasis on customer service, highly competitive pricing structure, significant labor costs as a percentage of overall costs, cyclical consumer demand, and fluctuation in demand tied to the economy/market.  These common characteristics form the basis for our assessment that the companies selected operate in a like manner to our company.

Process for Determining Compensation Delivered and the Impact of Performance, page 17

5.
Please expand your analysis of the elements and levels of compensation paid to the named executive officers.  Throughout your Compensation Discussion and Analysis and as to each compensation element, please discuss how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, in this section you state that each named executive officer received a merit increase without discussing the specific bases for the increases.  You also indicate that annual and long-term incentive awards were based on both objective and subjective criteria without discussing how specific awards were determined.  Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(1)(v) of Regulation S-K.

RESPONSE:

In future filings we will provide a discussion of the specific factors (some of which are discussed on page 16 of our 2007 Proxy Statement) considered by the Compensation Committee in ultimately approving particular pieces of each named executive officer’s compensation package and will describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various factors it considered in making specific compensation decisions.

We supplementally advise the Staff as follows with respect to 2006:

2006 Base Salary Decisions (Page 17)

The Avis Budget named executive officers who were employed at December 31, 2006 (other than our current CEO) received merit increases to their base salaries consistent with past practice and also based on other factors such as individual performance, particularly if that performance exceeded expectations, increased responsibilities or expanded position scope, survey data and our perceived ability to successfully replace the individual. In connection with the Cendant Separation, each of the five Avis Budget named executive officers who were employed at December 31, 2006 (other than our Chief Accounting Officer), received an increase in base salary to reflect either a change in position as a result of the completion of the Cendant Separation or the assumption of public company responsibilities.  The Compensation Committee also considered the additional factors referred to above.  The aggregate increase for each such officer in 2006 varied from 26% to 32%.  Our Chief Accounting Officer received an increase of approximately 4% in light of the severance arrangement that was negotiated with such officer (see page 35 of our 2007 Proxy Statement). The Compensation Committee believes that these increases were appropriate in light of the position changes and/or assumption of public company responsibilities, which in each case represented increased scope of position and/or additional responsibilities as well as in light of the other factors considered.

2006 Long-term Incentive Decisions (Page 20)

The 2006 equity grants were approved in anticipation of the Cendant Separation and were designed to retain and motivate key employees over an extended period following the Cendant Separation.  Individual targets were approved at levels above prior year annual grants (as well as above 2007 levels) as part of the overall retention strategy following the Cendant Separation and giving consideration to the fact that a portion of outstanding awards from prior years were canceled in connection with the Cendant Separation.  The Compensation Committee believes that these grants were appropriate in light of the need to ensure retention of key employees in the years immediately following the Cendant Separation.

6.
Please disclose the annual performance targets for the most-recently ended fiscal year and the long-term targets for your performance-based RSUs.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

RESPONSE:

We supplementally advise the Staff that for 2006, no management incentive plan was approved due to the Cendant Separation.  As discussed on page 18 of our 2007 Proxy Statement under “2006 Annual Incentive Awards,” the Compensation Committee approved in the first quarter of 2007 discretionary bonus payouts for the five Avis Budget executive officers employed as of December 31, 2006.

We believe that disclosure of both our 2007 annual performance targets and our long-term targets for our performance-based RSUs (collectively, our “performance targets”) is not required because it would result in competitive harm such that the targets can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.  We supplementally advise the Staff as follows with respect to such conclusion:

Background

Our performance targets are more detailed than long-term goals and annual estimates that we publish

We have designed our performance targets to carefully reflect performance on specific financial and operational metrics.  These metrics include pretax margin, return on invested capital, compounded annual growth rate in pretax earnings, off-airport revenue growth, EBIT return on capital, EBITDA margin and pretax earnings per share.  We believe that use of detailed targets serves the best interests of our stockholders as it effectively links executive compensation to actual performance toward important corporate goals.

For a number of reasons, our public disclosures regarding our long-term corporate goals, as well as regarding our projected 2007 results, have been less specific than the performance targets we use for compensation purposes.  For instance, our public discussions about long-term corporate goals have primarily concerned our targets of compound earnings per share growth of 8-12% and margin improvement.  Our performance targets are designed to be consistent with the achievement of these goals.  Furthermore, we did not publish 2007 earnings projections until August 2007, and that disclosure (forecasted ranges for revenues, EBITDA excluding certain items, and pretax income excluding certain items) was also less specific than our performance targets.

Timing of disclosure of performance targets and published annual estimates

At the time we established performance targets this year (in January 2007), we did not expect to disclose annual estimates to investors for 2007.  However, we subsequently disclosed 2007 estimates for pretax income and revenue in August 2007.  We do not currently expect to disclose annual estimates to investors in future years.  If we do disclose annual estimates, we expect disclosure of such estimates to occur after we file our Preliminary/Definitive 14A and we expect that the disclosed items will continue to differ from the criteria for performance targets in the ways described above.

Levels for performance targets and published long-term goals and annual estimates differ

Due in large part to (a) the much higher degree of detail in the criteria for our performance targets, (b) the difference in timing between the setting of performance targets and the release of our 2007 annual estimates and (c) our expectation that competitive and other factors will often cause near- and intermediate-term expectations to differ from long-term goals, our performance targets have been set at lower or higher levels than our more general long-term goals and our 2007 annual estimates.

Competitive Harm

The disclosure of our performance targets would cause significant economic harm to our company.

In the car rental industry, there are a limited number of large corporate accounts and affinity relationships (such as with airlines and auto clubs) for which the three largest car rental companies compete.  In addition, car rental companies’ product and service offerings are often viewed by customers as undifferentiated or commodity-like.  As a result, the industry is particularly competitive on pricing, which makes bidding for corporate accounts and affinity relationships an important part of a car rental company’s strategy.  (See “Risk Factors” on page 16 of our 2006 Annual Report on Form 10-K.)  The disclosure of performance targets (A) earlier in the year than we would otherwise disclose annual estimates (if we choose to provide annual estimates) to investors and/or (B) which are more detailed and therefore provide more sensitive information than those annual estimates, would give our competitors an undue advantage in the bidding for corporate accounts and affinity relationships.  By being able to see our detailed financial performance targets (including seeing them earlier in the year), our competitors would have an increased ability to discern our strategies, including with respect to pricing of our bids for corporate accounts and affinity relationships.  The same considerations apply more generally to the overall vehicle-rental business which is highly sensitive to pricing and volume metrics.  Disclosure of our detailed targets would place us at a significant disadvantage by allowing our competitors to use that information to plan their competitive strategies accordingly.

In this regard, we also note that our largest competitor does not file periodic reports with the Commission.  As a result, compelling the Company to disclose its particular performance targets (and the resulting transparency of our competitive strategy for the year) would cause us further harm due to the asymmetry of information that would exist in the market.

To the extent the Company is forced to disclose the more detailed performance targets that it has used to date (which would result in significant competitive harm to the Company, as detailed above), the Compensation Committee will have to consider applying more general performance targets.  We believe that such an outcome would make our compensation program less effective, and therefore a negative outcome for our stockholders.

Difficulty Level and Factors Considered

In future filings, we will discuss how difficult it would be for the named executive officers or how likely it will be for us to achieve the undisclosed performance target levels.  In particular, we expect to disclose that performance targets are set (i) at a level where named executive officers as well as other employees feel that with hard work and a reasonable market environment, it will be reasonably likely that the targets will be achieved and (ii) to be consistent, on an overall basis, with the long-term EPS growth rate goals of the Company articulated to investors.  We also expect to disclose that the Compensation Committee sets such targets with the expectation that subject to performance and market environment, such targets will be fully achieved more than half of the time.  In addition, we expect to disclose that the factors considered by the Committee in setting targets are: (1) consistency with the long-term goals of the Company articulated to investors, (2) the Company’s annual business plan and (3) for 2008, whether performance targets set in prior years have been met.

7.
We note that performance targets are set at the beginning of the year.  We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year.  Accordingly, please disclose your post-2006 targets, to the extent established.  Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement.  See Section II.B.1 of Commission Release 33-8732A.  We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

RESPONSE:

In future filings, we will address actions regarding executive compensation that were taken after the end of our last fiscal year.  In particular, we will disclose our post-2006/2007 performance criteria similar to the way in which we disclosed our 2006 performance criteria in our 2007 Proxy Statement, to the extent established.

Please see our response to Comment No. 6 for a detailed explanation of our conclusion that the targets for the above-referenced criteria are not expected to require disclosure.

8.
Your disclosure suggests that different elements of compensation (such as base salary and annual incentive compensation) are significantly impacted by individual performance.  Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

While individual performance does impact individual elements of compensation, we believe that company performance is a more significant driver of overall compensation because our performance-based criteria are largely company performance criteria.  Individual performance is one factor considered in determining base salary and the discretionary component of annual incentive compensation (25%).

We supplementally advise the Staff that for 2006, individual performance was a factor in determining the 2006 annual incentive awards.  The Committee considered each named executive officer’s contribution during 2006 to transform the Company to a pure-play vehicle rental business and found that each such officer’s contribution was significant.  Individual performance was also a factor in determining base salary increases during 2006, particularly in light of increased responsibilities and/or scope of position following the Cendant Separation.

Summary Compensation Table, page 25

9.
As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Please provide a more detailed analysis of how and why the compensation and equity grants of Mr. Nelson differ so widely from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

RESPONSE:

As set forth on pages 25, 26 and 27 of our 2007 Proxy Statement, Mr. Nelson’s compensation for 2006 reflects (A) a special bonus for (1) his role in the execution of the transactions necessary to complete the Cendant Separation, (2) the assumption of additional duties related to the vehicle rental business while continuing his Cendant responsibilities and (3) acting as Chief Executive Officer of Cendant’s Travelport business until May 2006 and (B) amounts paid pursuant to agreements between Mr. Nelson and Realogy, Wyndham Worldwide and Travelport which contained non-competition covenants.  Mr. Nelson’s 2006 equity award reflects the factors noted in our response to Comment No. 5 above under the heading “2006 Long-term Incentive Decisions (Page 20).”  We supplementally advise the Staff that the Compensation Committee also recognized that Mr. Nelson would be likely to experience (and has experienced) a significant reduction in the size of awards under the Company’s long term incentive plan in connection with his assumption of the chief executive position with the company following the Cendant Separation.

We supplementally advise the Staff that 2007 target compensation for Mr. Nelson is not expected to exceed two times target compensation for the next most highly compensated officer (our President and Chief Operating Officer).  In future filings, we expect to provide disclosure substantially as set forth below in our Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers given our expectations for 2007 compensation:

“Compensation levels for our Chief Executive Officer, our President and Chief Operating Officer and our Chief Financial Officer are generally higher than compensation levels for our other named executive officers due to higher levels of responsibility, accountability and scope associated with their positions as compared to our other named executive officers.”

10.
Please consider whether any portion of your annual incentive awards are a part of a non-equity incentive plan.  If you do not believe that the awards are made under a plan, please revise your disclosure to address Question 4.02 of the Compliance and Disclosure Interpretations dated February 12, 2007.

RESPONSE:

For 2006, no portion of our annual incentive awards were a part of a non-equity incentive plan and we believe that our disclosure on page 18 addresses Question 4.02 of the Compliance and Disclosure Interpretations posted on the Commission’s website.

2006 Pension Benefits Table, page 32

11.
Please expand your discussion of the terms and benefits provided under the defined benefit plan covering Mr. Salerno, including a discussion of the age at which Mr. Salerno is entitled to receive unreduced benefits.  Refer to Item 402(h)(3)(i) of Regulation S-K.

RESPONSE:

We will expand our disclosure in future filings to include the terms and benefits provided under the defined benefit plan covering Mr. Salerno, including a discussion of the age at which Mr. Salerno is entitled to receive unreduced benefits, substantially as follows:

Avis froze its qualified and non-qualified defined benefit pension plans to new participation and future benefit accruals as of December 31, 1998.  Mr. Salerno is the only Named Executive officer who participated in these plans.  Prior to December 31, 1998 Mr. Salerno earned the right to receive certain benefits upon retirement at the retirement age of 65 or upon early retirement on or after age 55.  For a discussion of the calculation of retirement benefits, please see Note __ to our audited financial statements for the fiscal year ended December 31, 2007 included in our 2007 Form 10-K.

The Avis Rent A Car System, Inc. Pension Plan is a qualified, final average pay type of retirement plan that pays unreduced benefits upon attainment of age 65.  The retirement benefit is calculated by multiplying years of credited service and final average pay (five highest consecutive years earnings in the ten years immediately preceding the December 31, 1998 plan freeze date) and reducing that amount by a portion of estimated Social Security old age benefits payable at age 65.  The normal form of payment is a 50% joint and survivor annuity (assuming the participant is married at the time benefit payments commence).  Alternate forms of annuity payments and a lump-sum option may be selected, if approved by the spouse.

The Avis Rent A Car System, Inc. Retirement Equalization Benefit Plan is a non-qualified Supplemental Executive Retirement Plan (SERP).  Payments under this retirement plan are calculated by using the same formula that applies to the qualified plan except that final average earnings under the non-qualified plan are those earnings, prior to the December 31, 1998 plan freeze date, that exceeded the limitations imposed by section 415 of the Internal Revenue Code.  As with the qualified plan, unreduced benefits are payable upon the attainment of age 65.  The normal form of payment under the SERP is a single life annuity.  Actuarially equivalent optional forms of payment are available.

Employment Agreement and Other Arrangements, page 32

12.
We direct you to Item 402(j)(1) of Regulation S-K and note that you have not defined certain key terms of the employment agreements disclosed.  Please concisely define within the proxy (as opposed to a cross-reference), terms such as “cause” “constructive discharge” and “corporate transaction.”  In addition, please identify and specifically discuss the change-of-control provisions, including triggering events, applicable to your named executive officers.

RESPONSE:

In future filings we will include a concise definition within the proxy of the terms such as “cause”, “constructive discharge” and “corporate transaction” substantially as follows.  In addition, we will identify and discuss the change-of-control provisions, including triggering events, applicable to our named executive officers.

For Mr. Nelson, Mr. Salerno and Mr. Wyshner:

•
“Cause” means the willful failure to substantially perform his duties, any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct, conviction of a felony or any crime involving moral turpitude , gross negligence in the performance of his duties or purposeful or negligent false certification pertaining to financial statements.

•	“Corporate Transaction” means either:

▪
any person or entity is or becomes the “beneficial owner”, directly or indirectly, of securities of the company representing 50% or more of the combined voting power of the company’s then outstanding voting securities; or

▪
the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the effective date of the applicable employment agreement, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least one-half of the directors then still in office who either were directors on the effective date or whose appointment, election or nomination for election was previously so approved or recommended.

For Mr. Nelson:

“Constructive Discharge” means (a) any material failure of the Company to fulfill its obligations under the employment agreement or any material diminution to Mr. Nelson’s duties and responsibilities, (b) the business office is relocated more than 30 miles from Parsippany, New Jersey, (c) Mr. Nelson is not the Chief Executive Officer and the most senior executive officer of the Company or does not report directly to the Board, (d) the Company does not extend the employment agreement upon the expiration of its then applicable term, (e) the occurrence of a “Corporate Transaction” as defined above or (f) Mr. Nelson is not nominated to be a member of the Board.

For Mr. Salerno:

"Constructive Discharge" means (a) any material failure of the Company to fulfill its obligations under the employment agreement or any material diminution to Mr. Salerno’s duties and responsibilities, including Mr. Salerno ceasing to be an executive officer of a public company, (b) the business office is relocated more than 30 miles from Parsippany, New Jersey, (c) after the occurrence of a “Corporate Transaction” as defined above, Mr. Salerno's failure to become the Chief Executive Officer of the Company, or if the Company is then a subsidiary, the Chief Executive Officer of the ultimate parent of the Company , (d) the Company does not extend the employment agreement upon the expiration of its then applicable term or (e) Mr. Salerno is not nominated to be a member of the Board.

For Mr. Wyshner:

"Constructive Discharge" means (a) any material failure of the Company to fulfill its obligations under the employment agreement or any material diminution to Mr. Wyshner’s duties and responsibilities, including Mr. Wyshner ceasing to be an executive officer of a public company, (b) the business office is relocated more than 30 miles from Parsippany, New Jersey, (c) Mr. Wyshner is not the most senior financial officer of the Company, (d) the Company does not extend the employment agreement upon the expiration of its then applicable term or (e) the occurrence of a “Corporate Transaction” as defined above.

For Mr. Servodidio:

“Cause” shall mean: (i) Mr. Servodidio’s willful failure to substantially perform his duties; (ii) any act of fraud, misappropriation, dishonesty, embezzlement or similar conduct; or (iii) conviction of a felony or any crime involving moral turpitude.

In addition, in future filings we expect to include disclosure substantially as follows to identify and specifically discuss the change-of-control provisions, including triggering events, applicable to our named executive officers under a new heading entitled “Change-of-Control Provisions”:

Equity awards accelerate upon a change-of-control transaction, which is defined substantially as a “corporate transaction” (as defined above), pursuant to the terms of the awards of all named executive officers employed by us at December 31, 2007.

Under the employment agreements for Mr. Nelson, Mr. Wyshner and Mr. Salerno, if employment is terminated by one of these executives due to a “constructive discharge” (as defined above), which for Mr. Nelson and Mr. Wyshner includes the occurrence of a “corporate transaction” (as defined above) and for Mr. Salerno includes the occurrence of a “corporate transaction” (as defined above) followed by certain circumstances, such executive will be entitled to a lump sum payment equal to 299% of the sum of his then-current base salary plus his then-current target annual bonus.  Mr. Nelson’s employment agreement also provides him and his dependents with medical benefits through his age 75 and such benefit would continue if Mr. Nelson were to terminate his employment due to a “constructive discharge”.  Mr. Nelson, Mr. Wyshner and Mr. Salerno each has a right pursuant to his employment agreement to be reimbursed by the company for any “golden parachute” excise tax, including taxes on any reimbursement, subject to certain limitations.

Under Mr. Servodidio’s severance agreement, if his employment is terminated by us other than for “cause” (as defined above), disability or death, which would include a termination by us in connection with a change-of-control transaction, he will receive a lump-sum severance payment equal to 200% of his base salary plus target incentive bonus and perquisites to include car usage, financial planning and health coverage for a period of 24 months.

We supplementally advise the Staff that we expect to include disclosure for a fifth officer once we determine which officer will be the fifth named executive officer for 2007, as Mr. McClain resigned earlier this year and therefore such disclosure will not be relevant to Mr. McClain as he is no longer employed with the Company.

Policy and Procedures with Respect to Related Person Transactions, page 50

13.	Please define the term “related person.” Refer to Instruction 1.b.i of Item 404(a) of Regulation S-K.

RESPONSE:

In future filings we will include a definition of the term “related person” substantially as follows:

A “Related-Person” is defined as:

•	Any director or executive officer or director nominee;

•	Any beneficial holder of more than 5% of any class of the company’s voting securities;

•	Any immediate family member of the foregoing persons; or

•
Any firm, corporation or other entity in which any of the following persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

* * *

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our Secretary, Jean Marie Sera at (973) 496-2579 or the undersigned at (973) 496-5959 should you require further information or have any questions.

Very truly yours,

/s/ Ronald L. Nelson
Ronald L. Nelson
Chairman and Chief Executive Officer